EXHIBIT 99.1

Standard Lithium Reports Fiscal First Quarter 2025 Results

VANCOUVER, British Columbia, Nov. 12, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium company, today announced its financial and operating results for the fiscal first quarter 2025 ended September 30, 2024.

“Our fiscal first quarter highlights demonstrate our commitment to doing what we say we’re going to do,” said David Park, Chief Executive Officer and Director of Standard Lithium. “We told you that we would pursue Government grants, and we have been conditionally approved for $225 million – one of the largest grant awards for a domestic critical minerals project – from the U.S. Department of Energy. The conditional grant is a testament to the world-class caliber of the South West Arkansas project and the good work the team has done to de-risk and advance the project now to a FEED stage.”

“Now is the time for us to prioritize, focus and execute. Our attention turns to bringing production online for our shareholders, and the next right step for us is to move forward with customer off-take commitments and financing. We can then continue to advance, in partnership with Equinor, the South West Arkansas project and leasing foothold in East Texas.”

Fiscal First Quarter 2025 Highlights

All amounts are in US dollars.

  Received conditional $225 million grant from the U.S. Department of Energy (“DOE”) for the South West Arkansas Project (“SWA”). The grant is expected to support construction of the Central Processing Facility for Phase 1 of the SWA project in the Smackover Formation. Phase 1 is currently contemplated to produce 22,500 tonnes of battery-quality lithium carbonate annually beginning in 2028. The grant is one of the largest ever awarded to a U.S. critical minerals project.
  Appointed David Park as Chief Executive Officer and Director of the Company. Mr. Park assumed the position of Chief Executive Officer (“CEO”) on September 1, 2024, following the retirement of CEO, Director and founder Robert Mintak. Mr. Park joined the Company as a strategic advisor in July 2023 at Mr. Mintak’s request and worked closely with him, playing a pivotal role in securing the strategic partnership with Equinor. Previously, Mr. Park served in various leadership roles at Koch Industries for 28 years and brings with him significant experience in the energy and industrial sectors. Mr. Mintak has been retained as an advisor to the Company and continues to ensure the transfer of institutional knowledge to the executive team.
  Change in reporting and presentation currency from CAD to USD. Effective July 1, 2024, the Company began using USD rather than CAD in its financial reporting and external marketing materials. The Company made this change given that its most significant assets and liabilities are denominated in USD and for consistency with peer companies in the lithium industry.
  Cash and working capital of $28.9 million and $24.7 million, respectively, as of September 30, 2024.
  The Company has no term or revolving debt obligations as of September 30, 2024.

Subsequent Events to the Fiscal First Quarter 2025

  Entered into a license agreement (“Agreement”) with Koch Technology Solutions (“KTS”) to deploy and use KTS’ Li-Pro™ Lithium Selective Sorption (“Li-pro LSS”) technology. Under the license agreement, SWA Lithium, the jointly-owned U.S. subsidiary of Standard Lithium and Equinor, will utilize Li-pro LSS at the commercial processing facility for Phase 1 of the SWA project. The Agreement includes a first-of-its-kind performance guarantee from KTS for lithium recovery, contaminant rejection and water use. In addition, it allows for continued, exclusive joint development of the technology in the Smackover Formation.
  Commercial-scale direct lithium extraction (“DLE”) at the Demonstration Plant continues to exceed expectations. The Company installed a commercial-scale DLE column in late March 2024 and has been operating the column continuously. The column is a Li-pro LSS unit, supplied by KTS and identical to those currently being integrated into the front-end engineering and design (FEED) study for the SWA project. Key technical highlights of the commercial-scale DLE column include: lithium recovery efficiency of 95.4% and excellent contaminant rejection rates. Nearly 10,000 operational cycles have been completed by the Li-pro LSS technology to date.

Consolidated Financial Statements

This news release should be read in conjunction with the Company’s Consolidated Financial Statements and MD&A for the quarter ended September 30, 2024, which are available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

FISCAL Q1 2025 RESULTS CONFERENCE CALL AND WEBCAST

The Company will hold a conference call and webcast to discuss its fiscal first quarter 2025 results on Thursday, November 21st at 5:00 p.m. ET. Access to the call is available via webcast or direct dial.

Conference Call and Webcast Details
Standard Lithium First Quarter 2025 Results Call and Webcast
November 21, 2024 5:00 p.m. Eastern Time (US and Canada)

Participant Information:
USA / International Toll +1 (646) 307-1963
USA - Toll-Free (800) 715-9871
Canada - Toronto (647) 932-3411
Canada - Toll-Free (800) 715-9871

Attendee Webcast Link:
https://events.q4inc.com/attendee/565402822

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by the highest quality resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor ASA, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas. Additionally, the Company is advancing the Phase 1A project in partnership with LANXESS Corporation, a brownfield development project located in southern Arkansas. Standard Lithium also holds an interest in certain mineral leases in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Qualified Person

Steve Ross, P.Geol., a qualified person as defined by National Instrument 43-101, and Vice President Resource Development for the Company, has reviewed and approved the relevant scientific and technical information in this news release.

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor and Media Inquiries

Allysa Iverson
Vice President, IR & Corporate Communications
+1 720 484 1147
a.iverson@standardlithium.com